8/22

SEC 05043393 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 33438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YYY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Batterymarch Park
(No. and Street)

Quincy	MA	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy F. Shanahan — 617-657-0323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, Timothy F. Shanahan ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compass Securities Corporation , as of June 30 , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2005

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Compass Securities Corporation
Quincy, MA

We have audited the accompanying statement of financial condition of Compass Securities Corporation as of June 30, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compass Securities Corporation as of June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.

Larry D. Liberfarb, P.C.

Norwood, Massachusetts
August 1, 2005

COMPASS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

Cash	$ 177,267
Receivable from broker-dealers and clearing organizations	10,944
Marketable securities owned, at market value	28,290
Other assets	897
	$ 217,398

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Deferred income taxes payable	$ 1,958
Accounts payable and accrued expenses	22,907
Commisions payable	12,197
	37,062
Stockholder's equity:	
Common stock, no par value, authorized 15,000 shares	
100 shares issued and outstanding	3,000
Unrealized gain on securities available for sale	9,390
Retained earnings	167,946
Total Stockholder's Equity	180,336
	$ 217,398

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2005

Revenues:	
Commissions	$ 3,824,526
Interest and dividends	2,723
Other income	8,406
	3,835,655
Expenses:	
Employee compensation and benefits	114,000
Commission expense	3,430,322
Interest expense	108
Occupancy	16,800
Other expenses	274,706
	3,835,936
Loss before income taxes	(281)
Income taxes	4,999
Net loss	(5,280)
Other comprehensive income:	
Unrealized gain	18,840
Comprehensive income	$ 13,560

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

Cash flows from operating activities:	
Net loss	$ (5,280)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in operating assets	
Increase in Receivable from broker-dealers and clearing organizations	(6,311)
Decrease in Deferred tax assets	2,442
Decrease in Other assets	599
Increase (Decrease) in operating liabilities	
Increase in Deferred income taxes payable	1,958
Decrease in Accounts payable, and accrued expenses	(34,770)
Increase in Commissions payable	10,311
Net cash used for operating activities	(31,051)
Cash flows from investing activities	
None	
Cash flows from financing activities	
None	
Decrease in cash	(31,051)
Cash at beginning of the year	208,318
Cash at end of the year	$ 177,267
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 108
Income taxes	$ 0

Disclosure of accounting policy:

Fcr purposes of the statemnt of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2005

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company began operations November 1, 1984. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has an agreement with a carrying broker to clear or hold its customer accounts and securities, which are maintained on the records of the carrying broker.

Marketable Securities:

Marketable securities are valued at market, cost is determined on the specific identification method, realized and unrealized gains and losses for trading securities are reflected in revenue.

Marketable securities classified as available for sale had an unrealized gain of $18,840.

Income Taxes:

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from its parent company, Compass Capital Corporation, (CCC). The related party charged $341,603 for these services for the fiscal year ending June 30, 2005. At June 30, 2005 the Company owed $22,907 to the related party. Since the Company is a 100% subsidiary of CCC operating results could vary significantly from those that would be obtained if the entities were autonomous.

COMPASS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

JUNE 30, 2005

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Compass Securities Corporation
Quincy, MA

We have audited the accompanying financial statements of Compass Securities Corporation as of and for the year ended June 30, 2005, and have issued our report thereon dated August 1, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
August 1, 2005

SCHEDULE I

COMPASS SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2005

AGGREGATE INDEBTEDNESS:		
Deferred income taxes payable	$ 1,958	
Accounts payable and accrued expenses	22,907	
Commissions payable	12,197	
	$ 37,062	
NET CAPITAL:		
Common stock		$ 3,000
Retained earnings		177,336
		180,336
ADJUSTMENTS TO NET CAPITAL:		
Other assets		(897)
Haircuts on investments and undue concentration		(5,849)
Net capital, as defined		$ 173,590
NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL IN EXCESS OF REQUIRMENT		$ 168,590
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		21.35%

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 163,043
Net audit adjustments	13,612
Increase in non-allowables and haircuts	(3,065)
Net capital per above	$ 173,590

SCHEDULE II

COMPASS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2005

Compass Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
August 1, 2005